BRUCE M. PRITCHETT, L.C.
Attorney at Law
8 East Broadway, Suite 600A
Salt Lake City, Utah 84111
Phone: (801) 363-1288
Fax: (801) 721-0569

January 13, 2006

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

ATTN: Karen J. Garnett, Esq.
Assistant Director

Re: Axiom III, Inc.
Registration Statement on Form SB-2
Filed December 3, 2004; Amended December 15, 2004;
Amended June 27, 2005; Amended November 11, 2005;
Amended January 13, 2006
File Number: 333-120967

Ladies and Gentlemen:

Thank you for your comment letter dated December 14, 2005 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form SB-2. We have filed Amendment No. 4 to Form SB-2/A (the “Form SB-2/A”) of Axiom III, Inc. (“Axiom”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form SB-2/A-4 on the EDGAR system, and have also provided three clean and one marked (redlined) copy to the Staff by overnight courier.

Tax Consequences of the China World Trade Distribution

1. We have reviewed your response to prior comment 7 and still do not understand why the taxable dividend value is based upon book value rather than fair value. Please tell us why you believe China World Trade shareholders would only have to report the book value as taxable income rather than fair value. Regardless, please revise to present the taxable dividend value as of the most recent period-end.

Response 1: Taxable dividend value can be based on either book value or fair value, depending on which is a better indicator of the taxable value of the stock. In general terms, fair value is based on assumptions that the stock has some kind of market value, or some extrinsic indicator of the value of the stock. In Axiom III’s case, there is no question about the fact that there is currently absolutely no public market for Axiom III’s stock. Axiom is giving the dividend shares to China World Trade, and China World Trade is giving the dividend to its shareholders, before any market for Axiom III shares ever develops. A China World Trade shareholder receiving a stock certificate for Axiom III shares today simply would have no way to sell the shares to pay any tax on any taxable value of the shares, which as a practical matter suggests that book value (an intrinsic measure of value) rather than fair value (an extrinsic measure of value) should be used.

Thus, on page 9 of the Form SB-2, where we discuss the “Tax Consequences” of the share dividend, we state that the dividend will occur before any sale of the securities could occur in any public market, thus disclosing a shorter version of the analysis set forth above—with no public market, book value is the preferred valuation. We hope the Staff will find this analysis and disclosure satisfactory.

We have also revised the Form SB-2 to include, as requested, the taxable dividend value as of the most recent period-end (i.e., September 30, 2005).

Risk Factors

2. We note that you have disclosed an accumulated deficit balance as of March 31, 2005 within your going concern risk factor. Please update this amount as of the balance sheet date of your interim financial statements.

Response 2: We have revised the Form SB-2 accordingly.

Dilution

3. We note your response to comment 11; however, we are unable to agree with your analysis. Please provide the disclosure required by Item 506 of Regulation S-B.

Response 3: We have revised the Form SB-2 to add the dilution table and other disclosures requested.

Selling Security Holders

4. We have read your response to comment 12; however, we are unable to agree with your analysis. Since the record date has lapsed and China World Trade is able to identify the shareholders who will receive the distribution, it appears that you currently have the information necessary to complete the table. Please disclose the information relating to these selling shareholders required by Item 507 of Regulation S-B. You may provide additional disclosure to clarify that the distribution is dependent on registration.

Response 4: We have revised the Form SB-2 to provide the list of selling shareholders as requested.

Plan of Distribution

5. We have read your response to comment 13. We continue to believe that China World is an underwriter within the meaning of Section 2(11) of the Securities Act because China World is participating in a distribution of Axiom III’s securities. Moreover, it does not appear that the conditions of Rule 144 have been satisfied. As such, please revise the disclosure to identify China World as a statutory underwriter.

Response 5: We have revised the Form SB-2, as requested, to disclose that China World Trade will be deemed an underwriter. The prospectus now mentions this unequivocally in at least two places.

The China World Trade Dividend

6. Refer to comment 14. Please revise to disclose whether you will round up or round down for fractional share amounts. Based on the number of China World Trade shares issued and outstanding as of the record date, please disclose the number of Axiom III shares that China World Trade will actually distribute, considering that it will not distribute fractional shares.

Response 6: We have revised the Form SB-2 to disclose in several places that fractional shares will not be distributed, and have inserted one change saying that not distributing fractional shares is, i.e., rounding down. We have also updated the tables and other disclosures to disclose that China World Trade will actually distribute only 192,037 to its shareholders.

Reports to Security Holders

7. Please revise to note that the public reference room has relocated to Room 1580, 100 F Street N.E., Washington, D.C. 20549.

Response 7:  We have revised the Form SB-2 to update this information.

Management’ Discussion and Analysis
Liquidity and Capital Resources

8. Please revise your 2003 cash flow disclosures to ensure consistency with the consolidated statements of cash flows on page 39.

Response 8: We have revised the Form SB-2 to make this information consistent.

Description of Property

9. Refer to comment 21. Please revise the disclosure under “Location and Description” to clarify, if true, that you have seven tenants rather than six. Revise the gross rental amount as appropriate.

Response 9: We have revised this section to disclose 7 tenants and update the rent.

10. Refer to comment 22. Please revise to disclose that all leases are month to month.

Response 10: We have revised to disclose the current state of our leases, which is that 4 of the leases are month-to-month, having become so after the tenants completed their initial lease periods of at least 1 year, and remained in the building. The three other leases are annual leases, which expire in August 2006.

Financial Statements
Independent Auditors’ Report

11. In an amended filing, please revise your audit report in accordance with Auditing Standard No. 1 of the PCAOB, References in Audit Reports to the Standards of the Public Company Accounting Oversight Board.

Response 11: We have revised the audit report accordingly.

Summary of Significant Accounting Policies
Background

12. We note your response to prior comment 27 and your agreement that the issuance of 2,500,000 shares by Axiom III, Inc. to Northeast Nominee Trust during June 2004 in exchange for 100% ownership in Axiom First Corporation is a transaction to be accounted for as a merger of entities under common control. Please revise your disclosure in Note A and throughout the filing, as appropriate, to clearly indicate that Mr. Bennett controlled both Axiom First Corporation and Axiom III, Inc. prior to the share exchange transaction on June 30, 2004 and that you have accounted for this transaction as a merger of entities under common control. Further, please indicate that assets and liabilities of Axiom First Corporation have been recorded in Axiom III, Inc. at their historical bases prior to the merger.

Response 12: We have revised Note A and throughout the filing, as requested. Included in our revision to Note A is the statement about historical basis, as requested.

Revenue Recognition

13. We note your response to prior comment 28 and your disclosure of minimum future rentals. In response to prior comment 22, you have indicated to us that all of your leases are on a month-to-month basis. Your response to prior comment 22 therefore appears to conflict with your disclosure on page 41 as you are only supposed to include the minimum future rentals on noncancelable leases in your disclosure under paragraph 23 of SFAS 13. Please revise your disclosure as appropriate and specifically provide a description of your leasing arrangements within the disclosure (e.g., indicate that all of your leases are on a month-to-month basis).

Response 13: We have revised the “Revenue Recognition” note to the financial statements, and we have revised our disclosure in the Form SB-2 to state, accordingly, that four of the leases are month-to-month, and that three of the leases are annual leases which expire in August 2006.

Note B - Supplemental Cash Flow Information

14. Please explain to why there is such significant discrepancy between the value of the common stock issued disclosed here compared to the amount presented on the consolidated statements of stockholders’ equity on page 40.

Response 14: We have revised Note B - Supplemental Cash Flow Information in the financial statements to remove this discrepancy.

Unaudited Financial Statements

15. Please update your financial statements and related notes in accordance with Rule 3-10(g) of Regulation S-B.

Response 15: We have updated the financial statements and notes as requested.

16. We reissue prior comment 30. In addition to presenting the statements of operations and statements of cash flows for the six month period ended June 30, 2005, please present these statements for the comparable period of the preceding fiscal year. Refer to Rule 310(b) of Regulation S-B.

Response 16: We have updated the financial statements to provide the comparable period, as requested.

Part II

Item 26. Recent Sales of Unregistered Securities

17. Refer to comment 33. We note your response and revision; however, the nature of the services provided by Messrs. Marquez, Langer, Gaenslen, and Ms. Borelli in exchange for their shares of common stock is not clear. Please revise to describe the specific services performed as consideration for the common stock.

Response 17: We have revised the Recent Sales of Unregistered Securities section to provide the details of the specific services performed by the above-named individuals as consideration for the common stock they received.

Please let us know if you have any further questions.

Sincerely,

Bruce M. Pritchett
Counsel for Axiom III, Inc.

BMP/mm
Enclosures

cc: Lawrence Nault, President